NEWS

FOR IMMEDIATE RELEASE

NUR MACROPRINTERS REPORTS DISCUSSIONS WITH POTENTIAL INVESTORS
AND STRATEGIC PARTNERS

        LOD, Israel, June 20, 2005 – NUR Macroprinters Ltd. (NURM.PK), today reported that it has been contacted by and begun discussions with several parties regarding an investment in or strategic transaction involving NUR to replace the recently terminated proposed investment by Inspire Investments Ltd.

        NUR has also received a proposed offer from Dan Purjes, a major shareholder of NUR and a former Chairman of the Board, to make an investment in the company. Mr. Purjes has offered an investment of $1 million in the company and to follow this investment by attempting to raise an additional $9 million for the company by the end of 2005. Mr. Purjes has advised that the financial terms of this proposed investment are intended to be similar to those of the proposed Inspire investment. This offer is subject to a number of substantive closing conditions, including, among others, board approval, shareholders’ approval, the lender banks’ agreement to waive prior defaults and to forebear from declaring continuing defaults until the end of 2005 and the negotiation and completion of definitive documents.

        NUR is in discussions with its lender banks regarding the above mentioned possibilities. Based on the current status of these discussions, NUR intends to continue to pay suppliers and to conduct its business in the ordinary course, subject to review by its lender banks.

        There can be no assurance that any of the above described proposals will result in a completed transaction or that the conditions described in the Purjes proposal can be satisfied. If the company is unable to conclude a satisfactory refinancing, it will consider alternative plans to address its immediate and long-term financing requirements, which alternative plans include, but are not limited to, seeking protection from creditors under the Israeli law. In light of the rapidly changing events, management will endeavor to report publicly on these events as promptly as appropriate.

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ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (NURM.PK) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production presses, NUR’s complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace. More information about NUR Macroprinters is available at www.nur.com.

SAFE HARBOR:
This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors could cause actual results or events to differ materially from those which may be expressed or implied by the forward-looking statements that we make, including, among others, the exercise by our lender banks of remedies available under our loan agreements as result of the termination of the investment agreement with Inspire Investments Ltd. and our default under certain covenants contained in the loans agreements, our inability to successfully conclude negotiations with potential investors and strategic partners and thus our inability to secure additional funding to our present and future operations, our inability to have our ordinary shares listed for trading on the OTC Bulletin Board, changes in general economic and business conditions and specifically, a decline in demand for our products, our inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with, Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and NUR does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. This press release is available at www.nur.com

CONTACT:	David Seligman	IR Firm:	Ehud Helft / Kenny Green
	CFO		GK Investor Relations
	+ 972 (54) 772-6559		+1 866 704-6710
	cfo@nur.com		ehud@gk-biz.com / kenny@gk-biz.com